

May 31, 2024

Anquan Wang
Chief Executive Officer
Webull Corporation
200 Carillon Parkway
St. Petersburg, FL 33716

    Re: Webull Corporation
        Amendment No. 1 to
        Draft Registration Statement on Form F-4
        Submitted May 10, 2024
        CIK No. 0001866364

Dear Anquan Wang:

We have reviewed your amended draft registration statement and have the following comments.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our April 23, 2024 letter.

Amendment No. 1 to Draft Registration Statement on Form F-4

General

1. Refer to your response to prior comment 2. Please disclose that Chairman and CEO Anquan Wang is the sole director of Webull Pay Inc.

2. Refer to your response to prior comment 68. Please explicitly state here and on the cover page that the selling shareholders are underwriters. Also include in the registration statement the alternate pages of the resale prospectus, including an alternate cover page.

Risk Factors

A majority of our trading-related income is derived from payment for order flow, page 33

3.   Please update this risk factor to reflect the adoption of amendments to Rule 605 relating to disclosure of order execution information and describe the specific risks to the extent not already addressed.

Information about Webull

Globalization of Retail Investing, page 156

4.   Refer to your response to prior comment 42. Please clarify whether the data in the second paragraph is based on share volume or notional (dollar) volume and briefly discuss how this data is derived.

Investing through the Webull Platform, page 159

5.   Please disclose here that most of your customer accounts were cleared on a fully disclosed basis during the year 2022 and during 2023 you migrated most of your US client accounts to an omnibus basis with Apex Clearing.

6.   Refer to your response to comment 47. Please disclose here and in the carryover risk factor on pages 48-49 the identity of the wholesale market makers and liquidity providers and the percentage of revenues attributable to each.

Unaudited Pro Forma Condensed Combined Financial Information, page 211

7.   You present unaudited pro forma condensed combined statements of operations for the years ended December 31, 2023 and 2022. Please remove the unaudited pro forma condensed combined statement of operations for the year ended December 31, 2022. Refer to Item 11-02(c)(2)(i) of Regulation S-X. Similarly remove the unaudited pro forma condensed combined information for the year ended December 31, 2022 included in the summary information beginning on page 25.

Material Tax Considerations, page 235

8.   Refer to your response to prior comment 65. The representations that the Mergers are intended to qualify both as a reorganization within the meaning of Section 368(a) and as an exchange described in Section 351 of the Code are material to investors. Please file a tax opinion as an exhibit and make corresponding revisions to your disclosure. For guidance regarding an opinion subject to uncertainty regarding the tax treatment of the mergers, refer to Section III.C.4 of Staff Legal Bulletin No. 19.

Webull Corporation Financial Statements

Consolidated Statements of Financial Position, page F-3

9.   We acknowledge your response to prior comment 70. Please respond to the following:

- As previously requested, disclose the nature of your *Payables due to customers* and how you account for and value the payables.
  - ° Based on footnote 3 to the table on page F-48, you also include your fractional share repurchase obligation in this amount. Disclose the significant components of your *Payables due to customers*.
- Disclose the nature of your *Receivables from customers* and how you account for and value the receivables.

Note 2. Summary of Significant Accounting Policies
Current Expected Credit Losses
Off Balance Sheet Credit Exposure, page F-9

10.   We acknowledge your response to prior comment 71. Please respond to the following:
- Disclose the nature of situations that can generate a debit balance, similar to your response.
- Disclose how you account for margin loans (i) on a fully introduced basis as extended by Apex Clearing and (ii) by Webull Financial on an omnibus basis, including explaining which party grants the margin loans and who sets and evaluates the criteria for granting such loans.
- Tell us in more detail why margin loans subject to the indemnification obligation are not on your balance sheet and reference the authoritative literature you rely upon to support your accounting.

Fractional Shares Program, page F-10

11.   We acknowledge your response to prior comment 72. Please respond to the following:
- You disclose that for fully introduced accounts, you have determined that you have no obligation to repurchase customer fractional shares and fractional share transactions do not pass through your accounts and you meet the criteria for derecognition under ASC 860 so fractional share balances held by fully introduced accounts are not reflected in your financial statements.
  - ° As previously requested, provide us with your accounting analysis for the fractional shares program under ASC 860 for fully introduced accounts. While your response stated that a derecognition analysis under ASC 860 is not applicable to you, your disclosure states otherwise. If you evaluated the program under different guidance, include that analysis in your response.
  - ° Revise your disclosure, similar to your response, to explain the following:
    - you are acting solely as an agent to transmit the platform users' transaction order to Apex Clearing for fulfillment for fully introduced accounts;
    - Apex Clearing accepts the repurchase obligation pursuant to the terms of the Apex Fractional Share Program; and
    - the platform user is the customer of Apex Clearing and not that of the Company.
- For accounts cleared on an omnibus basis, you disclose that you recognize the cash

      received for fractional share purchases as pledged collateral recorded as *Customer-held fractional shares* with an offsetting liability to repurchase the shares.

- ° Disclose the amount of the offsetting liability and where it is recorded in your statements of financial position.
- ° You disclose that you measure your inventory of securities, user-held fractional shares and your repurchase obligation at fair value at each reporting period. If true, also disclose that you are electing to apply the fair value option.
- ° Disclose where you record realized and unrealized gains and losses.
- ° Disclose whether you earn revenue from your users when they purchase or sell fractional shares.
- ° Disclose whether you earn transaction-based revenue when shares are purchased from or routed to market makers to fulfill fractional share transactions.

Marketing and Branding, page F-16

12.   We acknowledge your response to prior comment 74. You disclose that you recognize the expenses for free stock promotions when an eligible customer receives free stocks. Please respond to the following:

- You also told us that the persons receiving the free stocks are not customers within the scope of ASC 606. Explain why you nonetheless refer to them as customers in your disclosure.
- Tell us whether any of the persons receiving free stocks subscribe to your market information services and therefore would appear to meet the definition of customers under ASC 606. If so, tell us how much free stock was issued to such customers and specifically tell us your consideration of the payable to customers guidance beginning at ASC 606-10-32-25.
- Provide us with your accounting analysis for recognizing the free stock awards at the time of receipt.
- Disclose how you value the free stock awards for purposes of expense recognition.

Deferred Equity Offering Costs, page F-17

13.   We note your deferral of $1.5 million of costs at December 31, 2022 and $2.3 million of costs at December 31, 2023. We also note from disclosure on page 108 that you did not begin your discussions with SKGR until November 1, 2023. Please tell us your consideration of the guidance in SAB 5A regarding the deferral of offering costs and its provisions regarding aborted offerings. In this regard, it appears that you incurred significant expenses in 2022 and your discussions with SKGR did not start until 10 months after that date and SAB 5A discusses a 90-day postponement period not being an aborted offering. In addition, we note that the title of this policy note on page F-16 of your March 18, 2024 submission included the term "initial public offering" and your proposed transaction is not such an offering.

Note 5. Discontinued Operations, page F-24

14.   We acknowledge your response to prior comment 77 and the related response to prior comment 2. To help us assess your responses, please address the following:
   • In your response to prior comment 2 you indicate that all access to digital assets accounts and digital assets-related transactions was migrated to the Webull Pay App and that such access was discontinued from the Webull App. In addition, you indicate that if one of your users attempted to trade digital assets after the spin-off on July 13, 2023, they were instructed to download the Webull Pay App. Tell us what happened to the digital assets held by any platform user after the spin-off if that user did not or does not download the Webull Pay App. Explain whether such user would have any claim through you to their digital assets.
   • You indicate that you will provide legal and marketing services to Webull Pay under the transitional service level agreement. Tell us in more depth the nature of these services. Explain what services have already been provided and what other of these services could yet be provided. In your response, tell us the duration of the transitional services level agreement.
   • Confirm for us that, other than Mr. Wang, there are no other employees or officers of Webull Pay that are employees of Webull Corporation or any of its subsidiaries. If this is not true, identify for us:
     ◦   the employees;
     ◦   what positions they hold for both Webull Pay and Webull Corporation; and
     ◦   the amount of time and effort devoted to each organization.
   • You disclose on page F-24 that the $2,852,106 in cash distribution to your shareholders in lieu of shares in Webull Pay was unpaid as of December 31, 2023. You also disclose on page F-54 that the associated loan to Webull Pay to reimburse this distribution was collected on April 29, 2024. Tell us whether you paid the cash distribution to your shareholders sometime in 2024. If so, disclose that fact. If not, tell us why you have not made the distribution.

Note 18. Share-Based Compensation, page F-38

15.   We acknowledge your response to prior comment 75. Based on the aggregate intrinsic value disclosures of share options outstanding and exercisable on page F-39 it appears that your fair value of ordinary shares was about $22.38 per share. On page 108 you disclose that SKGR provided Webull with a draft letter of intent on November 10, 2023 that included an equity value of Webull of $5.5 billion. On page 121 you indicate that a fairness opinion was obtained (that was received on February 27, 2024) indicating a fair value of Webull between $5.5 billion and $7.7 billion. Based on the number of ordinary and preferred shares outstanding on December 31, 2023 and assuming conversion of all preferred shares to ordinary shares at that date, it appears that the fair value of ordinary shares would range from about $44.79 to $62.71. Please reconcile for us the significant differences between your apparent deemed fair value per ordinary share of $22.38 at December 31, 2203 and the fair values implied by the enterprise values in your fairness

opinions. In your response, specifically tell us the following:
- who participated in the January 8, 2024 issuance of 1,215,817 shares of Series D preferred stock;
- identify for us which parties are new investors and which parties are prior shareholders of the Company;
- how the $33.14 per share price was determined and why it does not appear to have differed from the original issuance price from before January 1, 2022; and
- how you considered that issuance in deriving your fair value of ordinary shares at December 31, 2023.

Please contact Kate Tillan at 202-551-3604 or Mark Brunhofer at 202-551-3638 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at 202-551-3666 or J. Nolan McWilliams at 202-551-3217 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Crypto Assets

cc: Christian O. Nagler